Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(in thousands)

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2010	Fiscal Year Ended December 31, 2011	Fiscal Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Fixed charges:
estimate of interest from continuing operations*	$458	$491	$512	$468	$497	$304
preference security dividend requirements of consolidated subsidiaries (pre-tax earnings requirement)	—	—	—	—	—	—
Total - combined fixed charges and preference dividends	$458	$491	$512	$468	$497	$304
Earnings:
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	$(71,925)	$(94,619)	$(81,625)	$(78,239)	$(17,604)	$(5,948)
Fixed Charges*	458	491	512	468	497	304
Subtotal	(71,467)	(94,128)	(81,113)	(77,771)	(17,107)	(5,644)
Deduct:	—	—	—	—	—	—
Total earnings	$(71,467)	$(94,128)	$(81,113)	$(77,771)	$(17,107)	$(5,644)
Ratio of earnings to combined fixed charges and preference dividends	(a)	(b)	(c)	(d)	(e)	(f)

*                 represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 20% of total rent expense for facility and equipment leases, which management believes is a reasonable approximation of the interest factor).

(a)   Earnings in fiscal year ended December 31, 2008 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $71.9 million.

(b)   Earnings in fiscal year ended December 31¸ 2009 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $94.6 million.

(c)   Earnings in the fiscal year ended December 31, 2010 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $81.6 million.

(d)   Earnings in the fiscal year ended December 31, 2011 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $78.2 million.

(e)   Earnings in the fiscal year ended December 31, 2012 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $17.6 million.

(f)    Earnings in the nine months ended September 30, 2013 were inadequate to cover combined fixed charges and preference dividends. The coverage deficiency was approximately $5.9 million.